FOR IMMEDIATE RELEASE

David L. Sokol - Chairman and Chief Executive Officer(402) 341-4500
John G. Sylvia - Senior Vice President, Chief Financial Officer(402) 341-4500 Dale R. Schuster - Vice President, Administration (402) 341-4500

                            Exhibit 1

              CALIFORNIA ENERGY EXECUTES ITS THIRD
                INDONESIAN ENERGY SALES CONTRACT


OMAHA, NEBRASKA, November 17, 1995 -- California Energy Company, Inc. (NYSE, PSE and LSE symbol: CE), a leading independent power producer, announced today that its affiliate, Bali Energy, Ltd., has signed definitive contracts to build, own and operate a geothermal power facility at the Bedugal geothermal field on Bali, Republic of Indonesia (the "Bali Project").

CE executed a Joint Operation Contract for the development and operation of the geothermal steam field with Pertamina (the Indonesian national oil and natural gas company) and a "take or pay" Energy Sales Contract with both Pertamina and PLN (the Indonesian national electric utility).

The Bali Project is structured as a Build-Own-Operate-Transfer ("BOOT") project under which CE and its joint venture partner, P.T. Pandanwangi Sekartaji, will construct a series of geothermal power production facilities in phases up to an initial aggregate output of 220 megawatts (MW), (with the ability of increasing such aggregate output over time up to 400 MW). Under the agreements, Bali Energy will own and operate power facilities for a 30-year cooperation period and, following repayment of the project debt and recovery of invested capital during the cooperation period, will transfer the facilities to Pertamina at no cost. CE will maintain a majority equity interest in the project and will be the managing partner of the joint venture. P.T. Pandanwangi Sekartaji has the option to participate in the Project for up to 40%. Field development is expected to begin in early 1996 and well drilling is expected to commence in late 1996.

CE Chairman and Chief Executive Officer David L. Sokol stated, "We are pleased to have signed our third geothermal energy sales contract in Indonesia. We look forward to our continued working relationship with the Indonesian government on the construction of these power units. The Project will help to meet the needs of Indonesia's increasing demand for electricity on the islands of Bali and Java." Mr. Sokol added, "Indonesia will also benefit from the fact that geothermal energy, as a fuel source, provides significant environmental advantages and is plentiful in Indonesia. The Bali Project reflects CE's continued commitment to global expansion, as we pursue additional international opportunities in Indonesia and elsewhere."

This project is the seventh major energy project CE and its affiliates have placed under contract in Asia during the past 24 months. It is the third contract in Indonesia as CE had previously signed two contracts each for the development and sale of up to 400 MW geothermal energy.

California Energy Company, Inc., the largest independent geothermal power producer in the world, is an international developer, owner and operator of environmentally responsible power generation facilities. Its thirteen operating facilities produce 575 MW of power, with 540 net MW under construction and in excess of 1,500 MW currently under award or contract.

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